BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of the Application of:

Tennenbaum Opportunities Fund V, LLC
Tennenbaum Opportunities Partners V, LP
TCP Capital Corp.
Special Value Continuation Partners, LP
Tennenbaum Capital Partners, LLC

Application for an Order pursuant to
Sections 17(b) and 57(c) of the Investment Company Act of 1940
that would grant an exemption from
Sections 17(a) and 57(a) of the Investment Company Act
approving certain purchase and sale transactions between affiliates

File No. 812-

Please send all communications to:

Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-2790

With copies to:

Howard M. Levkowitz
c/o Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

Page 1 of 26 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on April 2, 2014

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

:
In the Matter of:

TENNENBAUM OPPORTUNITIES FUND V, LLC

TENNENBAUM OPPORTUNITIES PARTNERS V, LP

TCP CAPITAL CORP.

SPECIAL VALUE CONTINUATION PARTNERS, LP

TENNENBAUM CAPITAL PARTNERS, LLC

2951 28th Street, Suite 1000
Santa Monica, California 90405

File No. 812-
: : : : : : : : : : : : : : : : : : : : ;

Application for an Order pursuant to
Sections 17(b) and 57(c) of the
Investment Company Act of 1940
and Rule 17a-7 thereunder that would
grant an exemption from
Sections 17(a) and 57(a) of the
Investment Company Act
approving certain purchase and sale
transactions between affiliates

:

I.	Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(b), and 57(c) of the Investment Company Act of 1940, as amended (the “1940 Act”),  authorizing certain purchase and sale transactions between an investment company and an affiliated person that otherwise may be prohibited by either or both of Sections 17(a) and 57(a) and that do not qualify for exemption under Rule 17a-7 promulgated thereunder:

•	Tennenbaum Opportunities Fund V, LLC (“TOF”)
•	Tennenbaum Opportunities Partners V, LP (“TOP”)
•	TCP Capital Corp. (“TCPC”)
•	Special Value Continuation Partners, LP (“SVCP”)
•	Tennenbaum Capital Partners LLC (the “Manager” and, collectively with TOF, TOP, TCPC and SVCP, the “Applicants”).

TOF is a non-diversified closed-end management investment company registered under the 1940 Act.  TOF operates through its subsidiary, TOP, and for purposes of this application, the acronym "TOF" is sometimes used to refer to both TOF and TOP.  TCPC is also a non-diversified closed-end management investment company and has elected to be treated as a business development company (“BDC”) under the 1940 Act.  TCPC operates through its subsidiary, SVCP, and for purposes of this application, the acronym "TCPC" is used to refer to both TCPC and SVCP.  The Manager sponsored and serves as the investment adviser to both TOF and TCPC, an affiliate of the Manager serves as the administrator for both entities and the executive officers of TOF overlap with the executive officers of TCPC.  Consequently, TOF and TCPC could be viewed as affiliated persons under the common control of the Manager for purposes of the 1940 Act.  This application (the “Application”) requests an Order to permit TOF to sell certain of its assets to TCPC in what may otherwise be a prohibited transaction between affiliated persons under the 1940 Act.
All existing entities that currently intend to rely upon the requested Order have been named as Applicants.  No other existing or future entity may subsequently rely on the Order.  Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.

II.	Background

A.           The Funds

TOF is a limited liability company organized in Delaware and registered with the Commission under the 1940 Act as a non-diversified closed-end management investment company.  TOP is a limited partnership organized in Delaware and registered with the Commission under the 1940 Act as a non-diversified closed-end management investment company.  TOF was privately offered in 2006 and as of December 31, 2013 had approximately $1.34 billion in total assets, approximately $804 million in net asset value and 194 common shareholders, all of whom are qualified clients for purposes of Rule 205-3 under the Investment Advisers Act of 1940 (the "Advisers Act").  TOP has preferred stock and debt outstanding.  TOP's debt facility is scheduled to terminate at the end of 2014, and both TOF and TOP are scheduled to terminate existence in July 2016.  TOP may extend its existence for up to two one-year extensions if requested by the Manager and approved by the holders of a majority of the common shares of TOP and TOF may do so if requested by the Manager and approved by the holders of a majority of the common and preferred shares.
            TOF's registration statement states that it seeks to achieve high total returns while minimizing losses and that it invests in high yielding debt, distressed debt, equity securities and mezzanine investments of all kinds ("TOF's Objectives and Strategies").  TOF currently pays the Manager a management fee equal to 1.5% of the sum of the committed common equity (reduced after the ramp-up by returns of contributed capital), the maximum amount available under TOF’s credit facility, and the maximum amount of the preferred shares, subject to reduction by the amount of the credit facility commitment when the facility is no longer outstanding and the amount of the preferred shares when less than $1 million in liquidation preference of preferred shares remains outstanding (the "Management Fee Capital").

An affiliate of the Manager also is entitled to incentive compensation equal to 20% of income and gain distributions to common shareholders if such distributions exceed a preferred return of 8% per year, although the Manager has voluntarily agreed to waive the incentive compensation until the common shareholders have received a cumulative return of at least 10%.  The Manager's affiliate is not currently receiving any incentive compensation from TOF.
TCPC operates through its subsidiary, SVCP.  TCPC was originally organized on July 17, 2006 and commenced operations on July 31, 2006 as Special Value Continuation Fund LLC.  It was formed as a limited liability company under the laws of the State of Delaware.  On August 1, 2006, TCPC registered as a non-diversified closed-end management investment company under the 1940 Act after a private offering.  TCPC was formed by the combination of two funds managed by the Manager, Special Value Bond Fund II, LLC and Special Value Absolute Return Fund, LLC.  TCPC converted to a Delaware corporation on April 2, 2012, and elected BDC status shortly prior to the completion of its initial public offering in April 2012.
SVCP  was formed as a limited partnership under the laws of the State of Delaware. On July 31, 2006, SVCP registered as a non-diversified closed-end management investment company under the 1940 Act. SVCP issued common limited partner interests to TCPC and also issued preferred limited partner interests under its leverage program to the same institutions that acquired its debt. SVCP elected to convert from a closed-end fund to a BDC at the same time TCPC did.
Upon TCPC's conversion from a limited liability company to a corporation, each owner of TCPC's common limited liability company interests received shares of TCPC's new common stock with an aggregate net asset value equal to the aggregate net asset value of the limited liability company interests owned by it on the conversion date, less the costs of the conversion and less the amount of any cash distributed for fractional common shares. Each of TCPC's outstanding limited liability company interests converted into shares of common stock having a net asset value of $15.00 per share based upon TCPC's aggregate net asset value, as determined by its board of directors, as of March 30, 2012. Based on TCPC's aggregate net asset value as of March 30, 2012 of $235,884,525, this resulted in 15,725,635 shares of TCPC's common stock being outstanding immediately after the conversion without giving effect to any shares sold in its initial public offering.
TCPC's common shares trade on the Nasdaq Global Select Market.  As of December 31, 2013, TCPC had approximately $803 million in total assets and approximately $550 million in net asset value.  Since converting to BDC status in 2012 and its initial public offering, TCPC has raised approximately $217 million in additional common equity, and SVCP has secured through a consolidated subsidiary additional debt commitments totaling $150 million.  TCPC and SVCP expect to continue to grow as attractive investment opportunities arise and as additional capital becomes available on attractive terms.  TCPC's investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection.  It seeks to achieve this investment objective primarily through investments in debt securities of middle-market companies and its primary investment focus is investing in and originating leveraged loans to performing middle-market companies ("TCPC's Objectives and Strategies").  TCPC pays the Manager a management fee equal to 1.5% of its total assets, including utilized leverage, less cash and cash equivalents.  An affiliate of the Manager also is entitled to 20% incentive compensation on returns (provided the cumulative total return after

January 1, 2013 exceeds 8%), which is bifurcated as is typical for business development companies between returns in the form of income and those in the form of capital gains realized after January 1, 2013.  The Manager's affiliate has received incentive compensation under this arrangement, and the Manager expects that it will do so in the future.
TCPC (including SVCP) and TOF (including TOP) are sometimes referred to collectively in this Application as the "Funds."
B.           The Manager
The Manager is a Delaware limited liability company that is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940.  The Manager serves as an investment adviser to TOF and manages TOF in accordance with TOF's Objectives and Strategies.  The Manager also serves as an investment adviser to TCPC and manages TCPC in accordance with TCPC's Objectives and Strategies.  As the investment adviser to each of TOF and TCPC, the Manager is responsible for sourcing potential investments, conducting research, analyzing investment opportunities and structuring each of TOF’s and TCPC’s investments and monitoring each of TOF’s and TCPC’s portfolio companies on an ongoing basis.  The Manager was founded in 1999 by Michael E. Tennenbaum, Mark K. Holdsworth and Howard M. Levkowitz, and its predecessor entity formed and commenced operations in 1996.  The three founders along with David Adler, David A. Hollander, Lee R. Landrum, Michael E. Leitner, Philip M. Tseng and Rajneesh Vig constitute the Manager’s active partners.
C.           The Procedural History
The Applicants and their affiliates rely on an exemptive order from the Commission under Rule 17d-1 on April 11, 2006 (Release No. IC-27287; 812-13068) permitting them to enter into certain joint transactions among themselves and certain other funds managed by the

Manager and its affiliates (the "Co-Investment Order").  However, that Order does not apply to sales of portfolio securities by one fund to another.
D.           The Transaction Structure
TOF is considering how it can best conduct operations and plan for the unwinding of its leverage and its termination.  This includes planning for the disposition of its portfolio.  As of ________________, the portfolio included approximately ___ positions with a gross fair value of $_______ as of that date that are also consistent with the investment objectives and policies of TCPC:
•	$___ million of floating rate fully performing commercial loans,
•	$___ million of fixed rate fully performing commercial debt with maturities ranging from 2017 – 2021,
•	$___ million in equity received in connection with the foregoing debt investments,1 and
•	$___ million in aircraft mortgage and lease interests.
These four types of assets are hereinafter referred to as the “Eligible Assets."  Eligible Assets include assets of these types purchased by TOF at any time, including subsequent to the issuance of the Order.  As of ________________, TOF's portfolio also included approximately $___ million in equity and debt instruments arising from its stressed and distressed company investing activities and other assets that would not be considered for sale to TCPC because they are not appropriate for TCPC under its investment objectives and policies.

1
The Applicants believe that it is in the best interests of the Funds to include the $___ million of equity as Eligible Assets because (i) the equity was received in connection with the aforementioned debt investments, (ii) in all cases, TCPC owns a portion of the equity, and (iii) it would be advantageous to keep the equity and related debt investment together rather than splitting them between TOF and TCPC so that the interests of the equity and related debt investment remain with the same holder.  Otherwise, the interests of the Funds may conflict upon the occurrence of certain events pursuant to the debt instruments that would no longer be held by TOF.

Except as described below and subject to compliance with the Conditions, TOF would seek to sell to TCPC substantially all of the Eligible Assets held at time of sale.  The only Eligible Assets held by TOF at the time of sale that would not be sold to TCPC are those that do not satisfy the conditions set forth below and those that the Manager believes are not appropriate for TCPC to acquire due to investment considerations, including for example where the acquisition may cause an over concentration in TCPC's portfolio of securities from a particular industry or where the credit quality of a particular issuer may have deteriorated such that it would no longer be an Eligible Asset or would not be in the best interest of TCPC to acquire (or, if it already owns some of a particular Eligible Asset, to acquire more of that Eligible Asset).  The Manager's view of whether to exclude any particular Eligible Asset from the transaction would be approved by a majority of TCPC's respective directors that are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (the "Independent Directors") and a majority of the Independent Directors of each would be required to approve inclusion of particular assets in a sale.  The Applicants note that there is no overlap between the Independent Directors of TOF and TCPC, so neither set of Independent Directors would have any conflict of interest in considering each Proposed Transaction and would take into account only the best interests of the shareholders of its respective Fund.  The Eligible Assets that satisfy the requirements described in this paragraph and are approved for sale by the Independent Directors of each of TOF and TCPC are referred to herein as the "Qualifying Assets" and the sale of the Qualifying Assets as the "Proposed Transactions."
The Applicants believe that the sale of the Qualifying Assets by TOF to TCPC would be in the best interests of both Funds.  TOF earns interest and other income on the Qualifying Assets and its other assets at a rate in excess of the expense associated with its outstanding debt and preferred stock and in excess of the rate at which it could prudently reinvest proceeds in light of its impending termination.  TOF distributes its earnings to investors on a quarterly basis.  As a result, it is beneficial to TOF and its shareholders to own its assets, including the Qualifying Assets, for as long as practicable before needing to sell them in order to repay its debt when it matures in 2014 or to wind down its operations in 2016.  Having a known buyer in TCPC for 90% of each Qualifying Asset permits TOF to hold its assets and earn a favorable return for a longer period of time than if relief is not granted, because the Manager knows that there is a bidder for substantially all of such assets.  In the absence of such relief, the Manager would need to sell earlier, which would reduce TOF’s income.  In addition, a sale to TCPC would permit TOF to sell its assets without incurring a sales commission or spread,2 except with respect to the portion of each of the Qualifying Assets that would be sold to investors not affiliated with the Funds or the Manager pursuant to proposed Condition 3 below.
The Manager also believes that TCPC's acquisition of the Qualifying Assets from TOF would be in the best interests of TCPC and its shareholders.  The Qualifying Assets, and indeed all of the Eligible Assets currently held by TOF, are as of the date of this Application types of securities that satisfy TCPC’s Objectives and Strategies.  In fact, TCPC and TOF have co-invested in numerous of the Eligible Assets under the Co-Investment Order and, at ________________, jointly owned investments in ___ issuers of Eligible Assets under the Co-Investment Order, including approximately __% by value of the $___ million of the Eligible Assets.  Because TCPC is growing, is familiar with the securities held in TOF's portfolio and would have an interest in acquiring all or a portion of TOF's Eligible Assets, the Manager believes that the

2	Most of the Eligible Assets trade in a principal dealer market in which counterparties purchase and sell these types of securities subject to a mark-up or mark-down from their fair value.

Proposed Transactions would benefit TCPC and its shareholders because it could acquire these known and desirable assets without paying any commission or spread to a counterparty.
As described above, TOF pays the Manager a management fee equal to 1.5% of the capital it received plus potential leverage thereon, and TCPC pays the Manager a management fee equal to 1.5% of its total assets, including actual leverage, less cash and cash equivalents.  Although TOF's management fee rate on its total assets is higher than TCPC's because TOF's contributed capital plus potential leverage exceeds the value of its total assets, thereby increasing overall management fee to more than 1.5% of total assets, the Eligible Assets overall are valued relatively close to cost and consequently on such assets the management fee rates are effectively the same.  Since the management fee paid to the Manager by either TOF or TCPC on the Qualifying Assets would be substantially similar, the Proposed Transactions would not benefit the Manager from the perspective of management fees earned by the Manager.3  As described above, the Manager and its affiliates are not currently earning incentive compensation from TOF due to historical losses and depreciation in its portfolio but have been earning incentive compensation from TCPC and, if TCPC's portfolio does not experience significant losses or depreciation, expect to continue to do so in the current investment environment.  As a result, it is possible that the Manager and its affiliates will earn incentive compensation on income from the Qualifying Assets when held by TCPC that they

3
The Applicants note that if TCPC chooses to use proceeds solely from the sale of common stock as consideration for the Proposed Transactions, it would provide TCPC with the ability to increase leverage by an incremental amount, thereby increasing total assets and the Manager's management fee beyond the amount raised to complete the Proposed Transactions.  However, the Manager operates TCPC at a relatively modest level of leverage and establishes TCPC's leverage ratios in conjunction with discussion with the board of directors of TCPC.  Normal operations would suggest, consequently, that most of the consideration will be raised through the issuance of common stock and that such raises will not be used as a basis for increasing leverage by substantially greater amounts.  To the extent, on the other hand, that the Manager minimizes additional issuances of common stock, it will be drawing upon unused leverage capacity, which it would also have in the absence of the Proposed Transactions.  Accordingly, the Applicants do not believe the likely capital raises for TCPC to complete the purchases will be structured so as to provide the Manager with a special benefit.

would not otherwise earn from such assets when held by TOF.  However, they would also earn such compensation if TCPC acquired similar assets from issuers or in secondary market transactions, and the amount of incremental incentive compensation potentially payable because there will be no dealer markups or other intermediary compensation in the transactions is minimal.  Such compensation, consequently, would not appropriately be attributable to the transaction.  Further, the Applicants believe that any corollary benefit to the Manager does not lessen the benefit to the Funds.

III.	Order Requested

The Applicants request the Order of the Commission under Sections 17(b) and 57(i) under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), TOF to sell to TCPC substantially all of the Qualifying Assets in what may otherwise be a prohibited principal transaction between affiliated persons.
The Applicants seek an Order to complete the Proposed Transactions because such Proposed Transactions might otherwise be prohibited by Sections 17(a) and 57(a) of the 1940 Act and would not qualify under Rule 17a-7 under the 1940 Act.  Although Rule 17a-7 grants an exemption from Section 17(a) for certain purchases and sales between funds that are affiliated persons by virtue of having a common investment adviser, the Applicants expect that the Qualifying Assets will not be sufficiently liquid to satisfy the conditions of Rule 17a-a7.  Accordingly, this Application seeks relief in order to enable the Funds to enter into the Proposed Transactions without reliance on Rule 17a-7.

A.           Sections 17(a)(2) and 57(a)(1)

Section 17(a)(2) of the 1940 Act states, in relevant part, that “it shall be unlawful for any affiliated person…of…a registered investment company…or any affiliated person of such a person… acting as principal… knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property….”  Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of an investment company to include “any person directly or indirectly controlling, controlled by, or under common control with, such other person….”
The Funds could be viewed as affiliated persons under the common control of the Manager for purposes of the 1940 Act.   Thus, the Manager may control both TOF and TCPC.  This would make TOF an “affiliated person” of TCPC and, therefore, subject the Proposed Transactions among the Funds to the prohibition of Section 17(a)(2).  If TCPC purchased the Qualifying Assets from TOF in the absence of an exemption, it would be in violation of Section 17(a)(2).
Section 57(a)(1) of the 1940 Act states, in relevant part, that "it shall be unlawful for any person who is related to a business development company in a manner described in subsection (b) of [Section 57], acting as principal-- knowingly to sell any security or other property to such business development company…."  Section 57(b)(2) states, in relevant part, "the provisions of [Section 57(a)] shall apply to the following persons… any person directly or indirectly either controlling, controlled by, or under common control with… a business development company…."  As discussed above, the Funds may be deemed to be under common control for purposes of the 1940 Act because they share common executive officers and a common investment adviser.  If the Manager controls both TOF and TCPC, Section 57(a)(1) would prohibit the purchase by TCPC from TOF in the absence of an exemption.
The Commission has previously determined, however, that certain transactions which involve the purchase or sale of securities between a registered investment company and an affiliated investment company do not necessarily give rise to the concerns underlying Sections

17(a) and 57(a) of the 1940 Act.  The Commission has therefore adopted regulations that permit certain principal transactions between affiliated investment companies and other affiliated persons without specific exemptive relief, provided certain safeguards are in place to prevent the abuses designed to be prevented by Sections 17(a) and 57(a).  Thus, for example, Rule 17a-7 permits the purchase or sale of securities between an investment company and another affiliated investment company.
B.           Rule 17a-7
Rule 17a-7 under the 1940 Act states that a “purchase or sale transaction between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common directors, and/or common officers, is exempt from Section 17(a) of the Act” provided that certain enumerated conditions are met.  One condition of Rule 17a-7 is that the “transaction [be] effected at the independent current market price of the security.”  In the case of the Qualifying Assets, paragraph (b)(4) of Rule 17a-7 defines the independent current market price as “the average of the highest current independent bid and lowest current independent offer determined on the basis of reasonable inquiry.”  Another condition of Rule 17a-7 is that the transactions involve securities for which market quotations are readily available.
The Applicants seek specific exemptive relief because the Applicants are unlikely to be able to establish a current market price as described in Rule 17a-7.  Although, the Commission's staff has previously provided no-action relief for investment company complexes to use pricing service marks to trade municipal bonds for which market quotations are not readily available among their funds rather than the average of dealer bids if the pricing services satisfied certain standards, including that they priced each security individually based on a workstream that included actual trades and dealer quotes along with other inputs, updated daily.4
The Applicants understand that the Commission's staff has had internal discussions as to whether it should continue to follow these letters, curtail their application or permit their extension to other types of securities, such as taxable debt instruments.  In this connection, the Applicants understand that in the context of illiquid taxable debt securities the staff has potential concerns as to whether reliance on these letters could potentially give rise to "cherry picking" in order to bolster the perceived value of a portfolio or could result in poorer execution than would occur if the securities were exposed to the market.  Further, a substantial subset of the Eligible Assets currently held by TOF do not trade or trade very rarely, and unrated taxable fixed income instruments may be less fungible than rated municipal securities for purposes of pricing service analysis.  Based in part on the Applicant's discussions with the staff, many of the Eligible Assets, for which the Applicants receive valuation reports rather than pricing quotes, may not be closely analogized to the facts of the no-action letters discussed above, and accordingly Rule 17a-7 is unlikely to be available for the Proposed Transactions.
While it is true that pricing and valuation service marks are not explicitly referred to in Rule 17a-7, other accepted differences, such as the use of Nasdaq Official Closing Price, are also not within the text of Rule 17a-7.  The need for the Federated letter was driven by the fact that using broker quotes for Rule 17a-7 transactions, when the funds involved use pricing services

4	United Municipal Bond Fund, Inc., SEC No-Act. (Jan. 27, 1995) ("United"); Federated Municipal Funds, SEC No-Act. (Nov. 20, 2006) ("Federated").

and not broker quotes for net asset valuation purposes, inevitably resulted in bias in favor of the buyer and artificial appreciation or depreciation for one or both of the funds involved.  That need is even more pressing today, as more and more funds have shifted to using pricing services, which are becoming the norm.  The shift has occurred because pricing services generally produce more accurate results.  One pricing service surveying many securities on behalf of many funds is more likely to be more accurate than each fund checking fewer sources on a smaller number of securities.  This trend has been exacerbated by the reduction in capital and coverage devoted to these areas of the markets by the broker-dealer community.  Given the prevalence of pricing services and that unaffiliated market participants today more frequently price trades in the types of securities that comprise the Qualifying Assets using the prices quoted by pricing services rather than prices quoted by independent dealers, the Applicants believe that the marks provided by the pricing services are accurate enough to effectuate the Proposed Transactions as described below, particularly when combined with the additional conditions proposed below.
C.           Standard for Relief
Sections 17(b) and 57(a) authorizes the Commission upon application to permit transactions otherwise prohibited by Section 17(a) or 57(a)(i) if the application establishes that (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered fund or BDC involved; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.
D.           Protection Provided by the Proposed Conditions
For the reasons discussed below, the Applicants believe the Conditions will ensure that the standards for relief will be satisfied.

1.           Accuracy of Price Marks Used by the Funds

The Funds have utilized pricing services for the past 10 years for many of their non-exchange traded portfolio assets, including commercial loans.  Historically, the primary pricing service used by them included valuation service data as an input on many of the assets along with its standard market checking actions.  More recently, those assets have been priced directly by the Funds' valuation services.  These services review pricing data available from pricing services, Bloomberg price reports, transactions in securities with comparable spreads and other pricing information sources.  In addition, the services engage in valuation analysis specific to each asset, such as asset and cash flow coverage, covenant headroom and other related metrics.  Accordingly, the valuation services are comparable to pricing services.
The Applicants note that most of the Qualifying Assets are floating rate debt investments, in contrast to high yield bonds.  Consequently, as long as they are fully performing, they tend to trade in a relatively narrow range in relation to principal amount.  The portion of the Qualifying Assets which are fixed rate securities have high coupons and tend to have return profiles similar to mezzanine loans, which are less sensitive to interest rate changes given the large spread over treasuries.
The Manager has been forensically testing every sale of assets it manages against the assets' most recent marks for many years and has found that the marks have been accurate, with an average variance for all commercial loans, including stressed and distressed, over the volatile 5-year period from 2009 through 2013 of just 0.43% between sales price and the mark prior to sale.  Further, during the past two years (through December 31, 2013), over 75% of the dispositions, including stressed and distressed, have been within 1% of the most recent mark and over 65% have been within 0.75%.  This compares favorably with the typical bid-ask spread in many commercial loans and high-yield debt, which often exceeds 1%.  Based on the historical accuracy of the Funds’ pricing services, the Applicants believe the Proposed Transactions would be executed at prices and on terms and conditions that would be in accordance with the policies and purposes of the 1940 Act and would satisfy the requirements of Sections 17(b) and 57(c) even in the absence of additional safeguards.
2.           Additional Safeguards
In the context of the Proposed Transactions, the Applicants would put additional safeguards in place to guard against "cherry picking" and to ensure best execution.
The most significant of the "cherry picking" safeguards are that the transactions would involve substantially all of the Eligible Assets and would exclude only those Eligible Assets that do not satisfy the conditions below or would not be in the best interest of TCPC to acquire due to its portfolio and economic considerations (e.g., to avoid overconcentration in an industry or because an Eligible Asset has deteriorated in credit quality prior to the time the transaction occurs).  These decisions will be presented to and approved by the Independent Directors of each Fund.  The Independent Directors for each Fund are comprised of different persons with no overlap, so each set of Independent Directors will have only the best interests of the shareholders of its respective Fund to consider without any conflict of interest.
In addition, each of the Funds currently employs and has employed the same valuation process, and accordingly has used the same marks from the same services for several years.  As noted above, as of ________________, approximately __% by value of the Eligible Assets are jointly owned by the Funds and are carried on the Funds' books at the same price established through an identical valuation process.  Each Fund's Independent Directors review the marks quarterly, and, as previously mentioned, since there is no overlap of Independent Directors between the Funds, they have no conflict of interest in reviewing and approving the values for these securities.
Although the Manager and its affiliates may earn higher incentive compensation in relation to the Qualifying Assets after their purchase by TCPC that they would earn if such assets continued to be held by TOF, the Applicants do not believe that this result constitutes an inappropriate benefit or any element of overreaching or unfairness on the part of the Manager and its affiliates.  In addition, the transactions will likely lead to lower management fees from TOF.  Most importantly, the Manager and its affiliates would also earn such compensation if TCPC acquired similar assets from issuers or in secondary market transactions, and the incremental amount potentially payable because there will be no dealer markups or other intermediary compensation in the Proposed Transactions is minimal.  Such compensation, consequently, would not be a benefit attributable to the Proposed Transactions.  And the oversight provided by the Independent Directors of TOF, whose approval is needed for the Proposed Transactions, is sufficient to protect against any incentive by the Manager to complete the transactions prematurely.
Finally, because each of the Funds is a closed-end fund whose net asset valuations are communicated to shareholders only quarterly and because TOF will be seeking to dispose of all of its investments prior to its scheduled termination date in July 2016 (or if it seeks and receives an extension upon approval of its shareholders, 2018), there is no danger that TOF will be selling only its most liquid securities at relatively advantageous prices in order to maintain or bolster net asset value to retard redemption or induce subscriptions.
The Applicants understand that as securities become less liquid, best execution concerns could become more pronounced.  Although the Applicants believe the close historical correlation between the marks used by the Funds and the prices they have received on sale to be fairly strong evidence of best execution, the Applicants have added two additional safeguards to those set forth in the United and Federated no-action letters.  The first is that the board of each Fund would be required to find that the forensic testing of prices achieved during the previous twelve months has demonstrated an absolutely close correlation of marks to prices, rather than only making the annual finding contemplated by the United and Federated letters that the use of pricing services is reasonable.  The second safeguard is that TOF would expose an institutional-sized portion of each Qualifying Asset of an adequate size to independent sale in the market, and TCPC would contemporaneously pay the same price (less any intermediary compensation paid by TOF on the open market sale) for the balance of the security.   Specifically, Condition 3 seeks to establish an independent market price for the Qualifying Assets that would be sold to TCPC.  To accomplish this objective, TOF would seek to sell to a purchaser that is not an affiliated person of the Applicants at least the greater of (i) 10% of each Qualifying Asset and (ii) $5,000,000 of each Qualifying Asset.  The Applicants note that the Qualifying Assets are traded in the institutional debt market and believe that a typical minimum bid size in the institutional debt market for these types of securities is in the range of $1 million to $3 million of the principal amount.  The asset sale amounts set forth in Condition 3 seek to balance the interests of the Funds in transacting with each other for as much of the Qualifying Assets as possible, against the interest of ensuring that the trade is done at the current market price.  The open market asset sales achieve this by selling a portion of the Qualifying Assets in an amount approximating what the Manager believes is a bid size for these types of securities in the institutional debt markets that will attract sufficient attention from the market.  This would corroborate best execution while minimizing transaction costs, which is another objective of the general exemption from Sections 17(a) and 57(a)(1) provided in Rule 17a-7.
The Applicants believe that the characteristics of the securities in question, the historical accuracy of the Funds' valuation procedures, the substantial cross ownership of the Eligible Assets, the fact that the Funds currently carry such securities at the same price and the additional safeguards proposed provide a basis for the Commission to conclude that the Proposed Transactions will satisfy the requirements of Sections 17(b) and 57(c).
3.           Co-Investment Order Conditions
TOF and TCPC jointly own some of the Qualifying Assets under the Co-Investment Order, which specified certain requirements to co-ownership in certain circumstances.  TOF can sell assets acquired under the Order only if TOF complies with the conditions of the Co-Investment Order.  In particular, the proposed sales of such Qualifying Assets by TOF would be subject to Condition 6 of the Co-Investment Order.  The Applicants will comply with Condition 6 below to ensure that the conditions of the Co-Investment Order are satisfied.
E.           The Proposed Conditions
Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:
1.
TOF will sell all of the Eligible Assets owned by TOF at the time of the transaction that satisfy these Conditions, that are recommended for sale to TCPC by the Manager, that are approved for sale by the board of directors of TOF (including the separate approval by the Independent Directors of TOF) and that are also are approved for purchase by the board of directors of TCPC (including the separate approval by the Independent Directors of TCPC) (such Eligible Assets, the "Qualifying Assets").

2.
Each of the Eligible Assets shall have been subject to periodic valuation in accordance with procedures adopted and reviewed at least annually by the Independent Directors of each Fund in accordance with Rule 38a-1 under the 1940 Act, including reports by an independent pricing or valuation service that values each security separately based on data unique to that security, such as trades in the security, executable bids or offers for the security, trades in other securities determined to be comparable to the security, opinions of market participants or financial metrics of the issuer and the security.

3.
TOF shall have sold in transactions subject to broad market exposure or competitive bidding to persons (none of whom are affiliated persons of the Applicants under the 1940 Act) at least the greater of (i) 10% of the holdings by TOF of each Qualifying Asset subject to Conditions 1 and 2 or (ii) $5,000,000 in proceeds of such Qualifying Asset.

4.
In any transaction under the requested Order between the Funds, the board of each Fund would be required to find that the forensic testing of prices for any such Qualifying Assets achieved during the previous twelve months has demonstrated an absolutely close correlation of marks to prices.

5.
In any transaction under the requested Order between the Funds, the trade date for sale to TCPC shall be the same as the trade date for the independent sale of a portion of the Qualifying Asset under Condition 3, the transaction price shall be such independent sale price less any intermediary compensation paid by TOF in the open market sales and the price shall be payable in cash at settlement.

6.
Any transaction under the requested Order involving Eligible Assets jointly owned under the Co-Investment Order (including a decision not to include an Eligible Asset as a Qualifying Asset) shall be approved by the Independent Directors of TOF as required by a disposition and of TCPC as a follow-on investment under the conditions of the Co-Investment Order, and transactions under the requested Order involving Eligible Assets that are not jointly owned under the Co-Investment Order shall be approved by the Independent Directors of each Fund as if such transaction had been subject to their approval under the Co-Investment Order.
7.
No transaction under the requested Order shall involve any compensation or remuneration to any person other than payment of the purchase price to TOF and payment of any transaction expenses to persons who are not affiliated persons of the Applicants in connection with the independent sale of Qualifying Assets under Condition 3.

8.	TOF and TCPC shall maintain records demonstrating satisfaction of each of the foregoing Conditions in the manner and for the periods set forth in Rule 17a-7(g) under the 1940 Act.

IV.           Procedural Matters
Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

c/o Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
Attention:  Howard M. Levkowitz

The Applicants further state that all written or oral communications concerning this Application should be directed to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention:  Richard T. Prins, Esq.
(212) 735-2790
(917) 777-2790 (fax)

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.
Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by Howard M. Levkowitz as President and Director, Chief Executive Officer and Director, or Managing Partner, as applicable, of each Applicant pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws or Certificate of Formation and Limited Liability Company Agreement or Certificate of Formation and Limited Partnership Agreement of each Applicant, as applicable.  Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.
V.           Request for Order of Exemption
For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(b) and 57(c) of the 1940 Act granting Applicants the relief sought by the Application.

Dated: April 2, 2014
TENNENBAUM OPPORTUNITIES FUND V, LLC

By:	/s/ Howard M. Levkowitz
	Name:	Howard M. Levkowitz
	Title:	President and Director

TENNENBAUM OPPORTUNITIES PARTNERS V, LP

By:	/s/ Howard M. Levkowitz
	Name:	Howard M. Levkowitz
	Title:	President and Director

TCP CAPITAL CORP.

By:	/s/ Howard M. Levkowitz
	Name:	Howard M. Levkowitz
	Title:	Chief Executive Officer and Director

SPECIAL VALUE CONTINUATION PARTNERS, LP

By:	/s/ Howard M. Levkowitz
	Name:	Howard M. Levkowitz
	Title:	Chief Executive Officer and Director

TENNENBAUM CAPITAL PARTNERS, LLC

By:	/s/ Howard M. Levkowitz
	Name:	Howard M. Levkowitz
	Title:	Managing Director

EXHIBIT A

Verification

The undersigned states that he has duly executed the attached exemptive application dated April 2, 2014 for and on behalf of TCP Capital Corp.; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he has duly executed the attached exemptive application for and on behalf of Tennenbaum Opportunities Fund V, LLC, Tennenbaum Opportunities Partners V, LP, TCP Capital Corp., Special Value Continuation Partners, LP, and Tennenbaum Capital Partners, LLC, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Howard M. Levkowitz
Name: Howard M. Levkowitz Date: April 2, 2014

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